Seward & Kissel LLP

901 K Street, N.W.

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

January 16, 2019

Via EDGAR CORRESPONDENCE

Mr. Sonny Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Bond Fund, Inc.

AB FlexFee International Bond Portfolio

Post-Effective Amendment No. 177

File Nos. 2-48227 and 811-02383

Dear Mr. Oh:

This letter responds to comments of the staff of the Securities and Exchange Commission (the “Staff”) to the above-referenced post-effective amendment to the registration statement filed on August 15, 2018 (the “Post-Effective Amendment”), on Form N-1A for AB FlexFee International Bond Portfolio (the “Fund”), a series of AB Bond Fund, Inc. (“Registrant”). You provided the Staff’s comments to me by telephone on October 2, 2018.

The Staff’s comments and Registrant’s responses thereto are discussed below. The changes referenced in the responses will be reflected in a Rule 497 filing.

General

Comment 1:	Please confirm that Fund shares have not been sold under a former Fund name. If shares were sold under a former Fund name, the former name should be disclosed in the prospectus.

Response:	The Fund commenced operations on June 28, 2017 under its current name, AB FlexFee International Bond Portfolio, and has not sold Fund shares under any other name.

Prospectus

Summary Information

Comment 2:	If the Registrant offers Advisor Class shares of the Fund as “Clean Shares” pursuant to the relief provided by the SEC staff in its no-action letter to Capital Group (publicly available January 11, 2017) (the “Capital Group Letter”), please confirm that the Prospectus disclosure conforms to the terms of the Capital Group Letter.

Response:	Registrant has designated the Fund’s Advisor Class shares as “Clean Shares” and confirms that the Fund’s Prospectus disclosure conforms to the terms of the Capital Group Letter.

Comment 3:	The Fund filed a post-effective amendment under Rule 485(b) on March 9, 2017 designating a March 14, 2017 effective date; explain this effective date given the June 28, 2017 inception date for the Fund cited in footnote (a) of the expense table.

Response:	The Fund planned to commence operations and offer its shares as soon as practicable after the designated launch date; notwithstanding this date, the Fund did not commence operations until June 28, 2017.

Comment 4:	The contractual fee waiver in footnote (c) of the expense table references an April 30, 2019 expiration date. The contractual fee waiver must be effective for a period of at least one year from the effective date of the Prospectus filed in the above-referenced Post-Effective Amendment No. 177. Please change the expiration date and update the expense example accordingly.

Response:	While the Registrant does not necessarily believe that updating the expiration date of the contractual fee waiver to reflect a date at least a full year from the effective date of the Post-Effective Amendment is required in this instance, the Fund’s investment adviser (the “Adviser”) nonetheless has agreed to extend the duration of the fee waiver until April 30, 2020. The Prospectus will be revised accordingly.

Comment 5:	For the fee waiver/expense reimbursement arrangement described in footnote (c) of the expense table, describe who can terminate the arrangement and under what circumstances. Disclose that only the Board may terminate the arrangement.

Response:	The Prospectus will be revised in response to this comment to include disclosure that the arrangement may be terminated or changed at any time only by the Fund’s Board.

Comment 6:	The disclosure regarding advisory fee reimbursement in footnote (c) of the expense table should be clarified to indicate that no reimbursement payment will be made that would cause the Fund’s covered operating expenses to exceed the applicable expense limitations “at the time of reimbursement.”

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Response:	Registrant has reviewed the disclosure and believes the reimbursement provision is adequately described. The Prospectus will not be revised in response to this comment.

Comment 7:	Footnote (c) also refers to a fee waiver/expense reimbursement arrangement with respect to Fund investments in AB Government Money Market Portfolio. In accordance with Instruction 3(e) to Item 3 of Form N-1A, disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances.

Response:	The Prospectus will be revised in response to this comment to include the requested disclosure, in accordance with Instruction 3(e) to Item 3 of Form N-1A.

Comment 8:	Disclosure under “Examples” includes a parenthetical referencing the exclusion of offering costs with respect to the application of the Fund’s operating expenses. This reference is potentially confusing and should be removed or further explained. The Staff notes that the same parenthetical appears in the first paragraph of Appendix B (Hypothetical Investment and Expense Information).

Response:	The Prospectus will be revised to clarify this disclosure.

Comment 9:	A fund that has a policy of investing 80% of its net assets in a particular type of investment must have disclosure that the 80% policy can be changed without shareholder approval upon 60 days' notice to shareholders if such 80% policy is non-fundamental. This disclosure does not appear under “Principal Strategies” along with the Fund’s 80% investment policy.

Response:	This notice provision is provided under “Additional Information About the Fund’s Risks and Investments – Additional Risks and Other Considerations – Changes in Investment Objectives and Policies.” Registrant believes that the current location for this provision is appropriate, as there is no requirement that this disclosure appear in the Fund Summary.

Comment 10:	As described in the Letter to the Investment Company Institute from Barry Miller dated July 30, 2010 (the “ICI Letter”), derivatives risk disclosure needs to be tailored to the contemplated use of the derivatives by a fund and specific as to the fund’s intent. Please ensure that the derivatives risk disclosure is consistent with the ICI Letter.

Response:	Registrant believes that the current disclosure is consistent with the guidance provided in the ICI Letter.

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Comment 11:	Explain supplementally whether derivatives count towards the Fund’s 80% investment policy, and, if so, how such derivatives will be valued.

Response:	Registrant confirms that derivatives count towards the Fund’s 80% investment policy bucket. The disclosure under “Principal Strategies” states that the Fund “invests at least 80% of its net assets in fixed-income securities and related derivatives.” For such purpose, derivative positions are valued based on market value.

Comment 12:	Given the Fund’s use of “international” in its name, the disclosure should indicate how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world. See Final Rule: Investment Company Names, Investment Company Act Release No. 24828 (January 17, 2001), in particular footnote 24.

Response:	The Fund’s disclosure states that the Fund invests in the fixed-income securities of companies located in at least three countries other than the United States and invests primarily in fixed-income securities of non-U.S. companies. The Fund believes this disclosure is consistent with SEC and SEC Staff guidance regarding the use of “international” in a fund’s name.

Comment 13:	Disclose the Fund’s method for determining how a country is determined to be an emerging market country.

Response:	The section “Additional Information About the Fund’s Risks and Investments – Additional Risks and Other Considerations – Foreign (Non-U.S.) Securities” discloses how the Adviser determines emerging market countries, which includes reference to classifications by the World Bank. Registrant notes that investment in emerging market countries is not referenced in the Fund’s 80% investment policy or any other investment policy that includes a percentage limitation and believes that additional disclosure on such investment by the Fund is more appropriately discussed outside of the Fund Summary.

Comment 14:	Under “Principal Strategies,” disclosure references investment in “mortgage-related securities,” but there is no corresponding risk disclosure for such investment under “Principal Risks.” Please add disclosure under “Principal Risks” to reflect such investment. In addition, disclose supplementally to the Staff whether such investment includes lower-rated mortgage-related securities; if so, disclose the extent of investment of Fund assets into such securities.

Response:	The disclosure under “Principal Strategies” will be revised to include the risks of investing in mortgage-related securities, in response to this comment.

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In addition, the Fund may invest in lower-rated mortgage-related securities, but such investments at this time do not rise to a level of a principal investment strategy. Therefore, lower-rated mortgage-related securities are not described under “Principal Strategies” or “Principal Risks.”

Comment 15:

Under “Principal Strategies,” disclosure references investment in inflation-indexed securities, but there is no corresponding risk disclosure for such investment under “Principal Risks.”  Please add disclosure under “Principal Risks” to reflect such investment.

Response:	After a review of the Fund’s principal strategies, Registrant has concluded that investment in inflation-indexed securities is not a principal strategy of the Fund. Reference to investment in such securities under “Principal Strategies” will be removed.

Comment 16:	It appears that disclosure relating to the impact on the Fund of fluctuations in currency exchange rates was recently moved from “Principal Strategies” to “Principal Risks.” Restore this disclosure or explain why such disclosure was revised and removed.

Response:	Registrant believes the disclosure addresses investment risk and is more appropriately reflected under “Principal Risks.” Registrant believes that the current disclosure adequately conveys the impact on the Fund of fluctuations in currency exchange rates.

Comment 17:	It appears that disclosure for “Duration Risk” was recently revised to remove an example as to how the concept of duration works. Restore this disclosure or explain why such disclosure was removed.

Response:	Registrant believes that the risk bullet for “duration risk” under “Principal Risks” sufficiently explains the concept of duration, including how duration works. The Registrant does not believe a specific example is necessary because the Fund is not managed based on criteria related to the Fund’s duration.

Comment 18:	Under “Portfolio Managers,” please revise the disclosure to state that the portfolio managers are “jointly and primarily” responsible for the day-to-day management of the Fund’s portfolio.

Response:	The Registrant has reviewed Instruction 2 to Item 5(b) of Form N-1A and determined that while Form N-1A requires information on each person jointly and primarily responsible for the day-to-day management of a fund, it does not require the phrasing specified in this comment. This disclosure change would be inconsistent with disclosures for other AB mutual funds. The Prospectus will not be revised in response to this comment.

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Comment 19:	For the disclosure provided in response to Item 7 of Form N-1A, consider including a reference to tax consequences of dividends and distributions when investing through tax-deferred arrangements.

Response:	Registrant has reviewed the disclosure and believes its current disclosure satisfies the disclosure requirements of Form N-1A, Item 7. The Prospectus will not be revised in response to this comment.

Additional Information About the Fund’s Risks and Investments

Comment 20:	Please revise the caption and the first paragraph of this section to clarify whether disclosure in this section discusses Principal and/or Non-Principal Strategies and Risks. In doing so, if Principal and Non-Principal Strategies and Risks are described, please delineate into two sections with Principal Strategies and/or Risks first. Note IM Guidance Update No. 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure (“IM Guidance Update 2014-08”).

Response:	Registrant has reviewed IM Guidance Update 2014-08. The Fund’s principal strategies and risks are identified in the Fund Summary. General Instruction C.3(a) to Form N-1A states that “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus.” This instruction permits the Fund to include and expand on information discussed in response to Item 4 and does not require that such information be identified again, as a principal strategy or risk. Registrant believes that it has identified the principal strategies and risks in the Item 4 disclosure and need not repeat such identification in Item 9.

Comment 21:	In the discussion of GSE risk-sharing bonds, the acronym “GSE” should be defined.

Response:	“GSE” is defined earlier in the first paragraph under “Mortgage-Related Securities, Other Asset-Backed Securities and Structured Securities” where GSE risk-sharing bonds are first described.

Comment 22:	Please clarify under “Additional Risks and Other Considerations” whether disclosure in this section discusses Principal and/or Non-Principal Strategies and Risks. In doing so, if Principal and Non-Principal Strategies and Risks are described, please delineate into two sections with Principal Strategies and/or Risks first. Note IM Guidance Update No. 2014-08. In addition, Registrant should also consider reviewing and revising the order of these disclosures. The Staff notes, for example, that investment in foreign securities is described under “Principal Strategies,” but additional disclosure relating to these investments appears in this back section covering additional risks.

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Response:	Please see response to Comment 20. Registrant further notes that Item 9 of Form N-1A does not require that principal investment strategies be included in a particular order or location of the Prospectus. Registrant believes that the current order and location of this additional disclosure, which expands upon the Registrant’s disclosures under Item 4, is appropriate. The Prospectus will not be revised in response to this comment.

Investing in the Fund

Comment 23:	Restore or explain why clarifying disclosure under “Automatic Investment Program” was removed.

Response:	This disclosure is provided in the Fund Summary.

Comment 24:	The section “How to Sell or Redeem Shares” discusses in-kind redemptions. Please consider clarifying the disclosure to indicate whether in-kind redemptions will be pro rata slices of Fund assets, individual securities or representative baskets (see Inv. Co. Act Rel. No. 323115, October 11, 2016 at 294).

Response:	Registrant believes that the current disclosure regarding in-kind redemptions is consistent with Item 11(c)(8) of Form N-1A.

Management of the Fund

Comment 25:	Review the disclosure describing the fulcrum fee for clarity and compare the disclosure with that provided in the Statement of Additional Information.

Response:	Registrant has reviewed the disclosure and confirms that it is consistent with the disclosure in the Statement of Additional Information (“SAI”).

Comment 26:	Review the second sentence of the fifth paragraph under “Investment Adviser,” which describes the performance adjustment. It is overly lengthy, potentially confusing and should be revised for clarity.

Response:	The disclosure will be revised for clarity in response to this comment.

Comment 27:	With respect to the description of the performance period, explain why “business” was deleted from disclosure that previously referred to the “first business day in the month of January.”

Response:	The revised disclosure better accords with the earlier reference in the sentence to a 12-month period.

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Comment 28:	Confirm that the disclosure under “Investment Adviser – Calculation of Performance Adjustment for the Fund” is clear and accurate.

Response:	Registrant has reviewed the disclosure and the text of Rule 205-1 under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and confirms that the disclosure, which closely tracks the rule, is accurate.

Comment 29:

Under “Management of the Fund – Portfolio Managers,” please revise the disclosure to state that the portfolio managers are “jointly and primarily” responsible for the day-to-day management of the Fund’s portfolio.

Response:	The disclosure for portfolio managers required under Item 10(a)(2) of Form N-1A cross-references Item 5(b) of Form N-1A with respect to the identification of portfolio managers. Please see response to Comment 18.

Management of the Fund – Performance of Similarly Managed Accounts

Comment 30:	In the first paragraph, change the phrase “essentially the same investment strategies as the Fund” to “substantially the same investment strategies as the Fund,” (emphasis added) which better aligns with the earlier reference in the same sentence to “substantially the same investment objectives and policies.”

Response:	The Prospectus will be revised as requested in response to this comment.

Comment 31:	Revise the disclosure to clarify that the Fund’s performance presentation includes all similarly managed accounts of the Adviser.

Response:	The Prospectus will be revised as requested in response to this comment.

Comment 32:	At the end of the second paragraph, the disclosure states that “for a period of time prior to the establishment of the Fund, the Adviser, due to highly volatile market conditions existing at the time, invested the only then-existing Similarly Managed Account in U.S. fixed-income securities to a greater extent than the 20% of net assets that the Fund may under normal circumstances invest in such securities.” Please disclose that any differences disclosed between the Fund and the similarly managed accounts are immaterial and do not have a material effect on the disclosed performance, and do not alter the conclusion that the accounts are substantially similar to the Fund. In addition, explain supplementally why the differences cited do not alter the conclusion that the accounts are substantially similar to the Fund.

Response:	As the disclosure reflects, the Similarly Managed Accounts have substantially the same investment objective and policies as the Fund. The implementation of the strategy over time may vary due to, among other things, market conditions, particularly where these conditions differ from normal circumstances. The disclosure highlights a period of highly volatile market conditions during which the account deviated from its typical allocation to fixed income securities due to such market conditions. Had the Fund been in existence, it too could have deviated from its typical allocation. The implementation of the strategy during such a period does not diminish or alter the conclusion that the Fund and the accounts are similarly managed.

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Comment 33:	At the end of the third paragraph, the disclosure states that “for periods prior to January 2009, the performance data is calculated by deducting a weighted average of the actual fee rates charged to each Similarly Managed Account.” Delete the disclosure for periods prior to January 2009 or show performance net of actual fees paid. If there are fee variations for the accounts comprising the strategy, apply the highest fee rate.

Response:	Registrant has deleted disclosure for periods prior to 2009 in response to this comment.

Comment 34:	At the beginning of the fourth paragraph, the disclosure states that “[t]he data has not been adjusted to reflect any fees that will be payable by the Fund, which may be higher than the fees imposed on the Similarly Managed Accounts, and will reduce the returns of the Fund.” Review this sentence for accuracy.

Response:	The Prospectus will be revised in response to this comment.

Comment 35:	The first sentence of the fifth paragraph states that “the Adviser has calculated the investment performance of the Similarly Managed Accounts on a trade-date basis.” Review and revise this sentence for clarity.

Response:	The disclosure will be revised for clarity in response to this comment.

Comment 36:	At the beginning of the seventh paragraph, the disclosure states that “[t]o the extent the investment team utilizes investment techniques such as swaps, futures or options, the performance of the Index may not be substantially comparable to the performance of the investment team’s Similarly Managed Accounts.” Review this sentence for accuracy.

Response:	Registrant has reviewed its disclosure and believes it is both accurate and appropriate. For the Fund’s performance presentation of the Similarly Managed Accounts, Registrant has selected the same “appropriate broad-based securities market index” that will be used for compliance with Fund investment performance disclosure provided under Item 4 of Form N-1A. Registrant merely identifies certain circumstances under which the Fund’s exposures and strategies may not exactly match those of the Index. The Prospectus will not be revised in response to this comment.

Comment 37:	The ninth paragraph references the methodology used to calculate performance of the similarly managed accounts. This discussion should be moved to the end of the fifth paragraph, which discusses the calculation of performance of the similarly managed accounts.

Response:	The Prospectus will be revised as requested in response to this comment.

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Comment 38:	In the table “Schedule of Historical Performance – Similarly Managed Accounts,” the column heading that references the returns of the similarly managed accounts also includes the Fund name. Please remove the Fund name from this column heading.

Response:	The Prospectus has been revised as requested in response to this comment.

Comment 39:	In the table “Average Annual Total Returns as of June 30, 2018,” the table heading and performance data should be revised to reflect performance data as of December 31, 2017.

Response:	Although the Registrant does not believe that a performance presentation of the Similarly Managed Accounts requires performance as of the most-recent calendar year end, Registrant nonetheless will show performance as of December 31, 2018, in light of the January 2019 date of the Prospectus.

Comment 40:	Please confirm supplementally that the Fund has maintained the records that form the basis for or demonstrate the calculation of the performance of the similarly managed accounts (the “Accounts”), in accordance with Rule 204-2(a)(16) under the Advisers Act.

Response:	Registrant confirms that the Fund has maintained the records that form the basis for or demonstrate the calculation of the performance of the Accounts, in accordance with Rule 204-2(a)(16) under the Advisers Act.

Appendix B

Comment 41:	For “Appendix B – “Hypothetical Investment and Expense Information,” the third sentence in the first paragraph includes a parenthetical referencing the exclusion of offering costs with respect to the application of the Fund’s current annual expense ratio. This reference is potentially confusing and should be removed or further explained.

Response:	The Prospectus will be revised to clarify this disclosure.

Back Page of the Prospectus

Comment 42:	Please incorporate by reference into the Prospectus the unaudited financial statements included in the Fund’s most recent semi-annual report.

Response:	The Prospectus will be revised to incorporate by reference the unaudited financial statements included in the Fund’s most recent semi-annual report.

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Statement of Additional Information

Comment 43:	Provide additional disclosure in the “Investment Restrictions” section relating to the Investment Company Act of 1940 Act (the “1940 Act”) and applicable laws that describes the limitations on Fund investments; in particular, describe the current 1940 Act limitations referenced in the fundamental investment policies.

Response:	Registrant believes that the disclosure appropriately reflects the Fund’s fundamental and non-fundamental investment policies as approved by its Board of Directors. The SAI will not be revised in response to this comment.

Comment 44:	Under “Management of the Fund – The Adviser,” review the disclosure relating to the ownership of the Adviser and ensure that all defined terms are clearly defined.

Response:	The SAI will be revised in response to this comment and include updated disclosure to reflect recent changes to the indirect ownership of the Adviser.

Comment 45:	Under “Management of the Fund – Advisory Agreement and Expenses,” eliminate the reference to a Rule 12b-1 Plan.

Response:

The reference cited does not state that the Fund currently has a 12b-1 plan but rather refers to provisions in the Fund’s investment advisory agreement.  The SAI will not be revised in response to this comment.

Comment 46:	Under “Management of the Fund – Advisory Agreement and Expenses,” please explain why the disclosure regarding the fee waiver for investments in AB Government Money Market Portfolio was removed (previously appeared after the fifth paragraph).

Response:	The referenced disclosure remains in the section but has been placed towards the end of this section.

Comment 47:	Explain the June 28, 2017 effective date for the investment advisory agreement, given the Fund’s filing of a post-effective amendment under Rule 485(b) on March 9, 2017 designating a March 14, 2017 effective date. In other words, explain a March 14, 2017 effective date without having an effective advisory agreement for the Fund at that time.

Response:	As explained in the response to Comment 3, the Fund did not commence operations until June 28, 2017. The Fund did not implement the advisory agreement for the Fund prior to June 28, 2017 because the Fund had no assets and was not in operation prior to this date.

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Comment 48:	In the fourth paragraph under “Management of the Fund – Board of Directors Information – Experience, Skills, Attributes, and Qualifications of the Fund’s Directors,” consider dividing the disclosure on director experience into separate paragraphs, in light of “plain English” requirements.

Response:	Registrant believes that the disclosure is “clear, concise and understandable” and consistent with the plain English directive. The SAI will not be revised in response to this comment.

Comment 49:	Under “Management of the Fund – Additional Information About the Fund’s Portfolio Managers,” the disclosure states that employees of the Adviser had approximately $59 million in shares of AB Mutual Funds. Disclose supplementally the percentage of assets under management that figure represents.

Response:	The Adviser had approximately $555 billion in assets under management as of December 31, 2017. Therefore, $59 million represents approximately 0.11% of assets under management.

Comment 50:	Under “Redemption and Repurchase of Shares – Redemption – Redemptions Through Intermediaries,” consider including more detail regarding redemptions through intermediaries, including how the Fund confirms the time at which financial intermediaries receive redemption requests from shareholders.

Response:	Registrant has reviewed its disclosure and believes its current disclosures include all information required by Item 23(a) of Form N-1A. The SAI will not be revised in response to this comment.

Comment 51:	Please confirm that all disclosures required under Rule 22c-1 of the 1940 Act are provided.

Response:	Registrant has reviewed its pricing disclosure. Registrant believes it complies with Form N-1A and is consistent with Rule 22c-1.

Comment 52:	Review the section “Portfolio Transactions – Disclosure of Portfolio Holdings” to ensure that information on the disclosure of portfolio holdings of a Fund complies with Item 16(f) of Form N-1A, in particular Item 16(f)(iii) requiring disclosure of the length of the lag, if any, between the date of the information and the date on which the information is disclosed.

Response:	Registrant has reviewed this section for compliance with Item 16(f), in particular Item 16(f)(iii). Registrant notes that the disclosure states that complete portfolio holdings are posted on the Adviser’s website with an approximate 30-day lag. The disclosure also describes circumstances under which portfolio holdings may otherwise be made available, including to the Fund’s service providers. The disclosure states that this “information may be disclosed with any frequency and any lag.”

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Part C – Other Information

Comment 53:	The signature page in Part C indicates that the Post-Effective Amendment was signed by an officer on behalf of the Registrant pursuant to a power of attorney. Please confirm that the signature complies with Rule 483(b) of the Securities Act of 1933.

Response:	The Post-Effective Amendment was manually signed by the officer identified and not pursuant to a power of attorney. The asterisk indicating signature by the officer pursuant to a power of attorney was an inadvertent error.

Comment 54:	Confirm that all applicable exhibits have been filed, particularly with respect to Item 28(d).

Response:	Registrant will ensure that all exhibits have been or will be filed.

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If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely, /s/ Lancelot A. King Lancelot A. King

cc:	Emilie D. Wrapp, Esq. Eric C. Freed, Esq. Paul M. Miller, Esq.

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